                                                                    EXHIBIT 99.2

            MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

                   CERTAIN FACTORS AFFECTING FUTURE EARNINGS

     Our past earnings are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on numerous factors including:

     - state and federal legislative and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, constraints placed on our activities or business by the 1935 Act, changes in or application of laws or regulations applicable to other aspects of our business and actions with respect to:

      - approval of stranded costs;

      - allowed rates of return;

      - rate structures;

      - recovery of investments; and

      - operation and construction of facilities;

     - non-payment for our services due to financial distress of our customers, including our largest customer, Reliant Resources;

     - the successful and timely completion of our capital projects;

     - industrial, commercial and residential growth in our service territory and changes in market demand and demographic patterns;

     - changes in business strategy or development plans;

     - changes in interest rates or rates of inflation;

     - unanticipated changes in operating expenses and capital expenditures;

     - weather variations and other natural phenomena, which can affect the demand for power over our transmission and distribution system;

     - commercial bank and financial market conditions, our access to capital, the cost of such capital, receipt of certain approvals under the 1935 Act, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets for transmission and distribution companies;

     - actions by rating agencies;

     - legal and administrative proceedings and settlements;

     - changes in tax laws;

     - inability of various counterparties to meet their obligations with respect to our financial instruments;

     - any lack of effectiveness of our disclosure controls and procedures;

     - changes in technology;

     - significant changes in our relationship with our employees, including the availability of qualified personnel and the potential adverse effects if labor disputes or grievances were to occur;

     - significant changes in critical accounting policies;

     - acts of terrorism or war, including any direct or indirect effect on our business resulting from terrorist attacks such as occurred on September 11, 2001 or any similar incidents or responses to those incidents;

     - the availability and price of insurance;

     - the outcome of the pending securities lawsuits against Reliant Energy and Reliant Resources;

     - the outcome of the Securities and Exchange Commission investigation relating to the treatment in our consolidated financial statements of certain activities of Reliant Resources;

     - the ability of Reliant Resources to satisfy its indemnity obligations to us;

     - the reliability of the systems, procedures and other infrastructure necessary to operate the retail electric business in our service territory, including the systems owned and operated by the ERCOT ISO;

     - political, legal, regulatory and economic conditions and developments in the United States; and

     - other factors discussed in Item 1 of this report under "Risk Factors."

           CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
       (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (e) REGULATORY ASSETS AND LIABILITIES

     The Company applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71).

     The following is a list of regulatory assets/liabilities reflected on the Company's Consolidated Balance Sheets as of December 31, 2001 and 2002:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2001      2002
                                                              -------   ------
                                                               (IN MILLIONS)
Excess cost over market (ECOM) true-up......................  $    --   $  697
Recoverable electric generation related regulatory assets,
  net.......................................................      160      100
Securitized regulatory asset................................      740      706
Regulatory tax asset, net...................................      111      178
Unamortized loss on reacquired debt.........................       62       58
Recoverable electric generation plant mitigation............    1,967    2,051
Excess mitigation liability.................................   (1,126)    (969)
Other long-term assets/liabilities..........................       28       40
                                                              -------   ------
  Total.....................................................  $ 1,942   $2,861
                                                              =======   ======

     If events were to occur that would make the recovery of these assets and liabilities no longer probable, the Company would be required to write off or write down these regulatory assets and liabilities. In addition, the Company would be required to determine any impairment of the carrying costs of plant and inventory assets.

     Through December 31, 2001, the Public Utility Commission of Texas (Texas Utility Commission) provided for the recovery of most of the Company's fuel and purchased power costs from customers through a fixed fuel factor included in electric rates. Included in the above table in recoverable electric generation-related regulatory assets, net are $126 million and $66 million of regulatory assets related to the recovery of fuel costs as of December 31, 2001 and 2002, respectively. For additional information regarding our fuel filings, see Note 4(c).

     In 2001, the Company monetized $738 million of regulatory assets in a securitization financing authorized by the Texas Utility Commission pursuant to the Texas electric restructuring law. The securitized regulatory assets are being amortized ratably as transition charges are collected over the life of the outstanding transition bonds. For additional information regarding the securitization financing, see Note 6.

(4) REGULATORY MATTERS

  (a) TEXAS ELECTRIC RESTRUCTURING LAW AND DISCONTINUANCE OF SFAS NO. 71 FOR ELECTRIC GENERATION OPERATIONS

     In June 1999, the Texas legislature adopted the Texas electric restructuring law, which substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail electric competition. Retail pilot projects allowing competition for up to 5% of each utility's load in all customer classes began in the third quarter of 2001, and retail electric competition for all other customers began in January 2002. In preparation for competition, CenterPoint Energy made significant changes in the electric utility operations it conducts through the Company. In addition, the Texas Utility Commission issued a number of new rules and determinations in implementing the Texas electric restructuring law.

     The Texas electric restructuring law defined the process for competition and created a transition period during which most utility rates were frozen at rates not in excess of their then-current levels. The Texas electric restructuring law provided for utilities to recover their generation related stranded costs and regulatory assets (as defined in the Texas electric restructuring law).

     Unbundling. As of January 1, 2002, electric utilities in Texas such as the Company unbundled their businesses in order to separate power generation, transmission and distribution, and retail activities into different units. Pursuant to the Texas electric restructuring law, CenterPoint Energy submitted a plan in January 2000 that was later amended and updated to accomplish the required separation (the business separation plan). The Company continues to be subject to cost-of-service rate regulation and is responsible for the transmission and distribution of electricity to retail customers. The Company transferred its Texas generation facilities that were formerly part of Reliant Energy HL&P (Texas generation business) to Texas Genco in connection with the Restructuring.

     Transmission and Distribution Rates. All retail electric providers in the Company's service area pay the same rates and other charges for transmission and distribution services.

     The Company's distribution rates charged to retail electric providers are generally based on amounts of energy delivered. The Company's transmission rates charged to other distribution companies are based on amounts of energy transmitted under "postage stamp" rates that do not vary with the distance the energy is being transmitted. All distribution companies in ERCOT pay the Company the same rates and other charges for transmission services. The transmission and distribution rates for the Company have been in effect since January 1, 2002, when electric competition began. This regulated delivery charge includes the transmission and distribution rate (which includes costs for nuclear decommissioning and municipal franchise fees), a system benefit fund fee imposed by the Texas electric restructuring law, a transition charge associated with securitization of regulatory assets and an excess mitigation credit imposed by the Texas Utility Commission.

     Stranded Costs. The Company will be entitled to recover its stranded costs (the excess of net regulatory book value of historical generation assets (as defined by the Texas electric restructuring law) over the market value of those assets) and its regulatory assets related to generation. The Texas electric restructuring law prescribes specific methods for determining the amount of stranded costs and the details for their recovery.

During the transition period to deregulation (the Transition Period), which included 1998 and the first six months of 1999, and extending through the base rate freeze period from July 1999 through 2001, the Texas electric restructuring law provided that earnings above a stated overall annual rate of return on invested capital be used to recover CenterPoint Energy's investment in generation assets (Accelerated Depreciation). In addition, during the Transition Period, the redirection of depreciation expense to generation assets that the Company would otherwise apply to transmission, distribution and general plant assets was permitted for regulatory purposes (Redirected Depreciation). Please read the discussion of the accounting treatment for depreciation for financial reporting purposes below under "-- Accounting." The Company cannot predict the amount, if any, of these costs that may not be recovered.

     In accordance with the Texas electric restructuring law, beginning on January 1, 2002, and ending December 31, 2003, any difference between market power prices received in Texas Genco's generation capacity auctions mandated by the Texas electric restructuring law and the Texas Utility Commission's earlier estimates of those prices will be included in the 2004 stranded cost true-up proceeding, as further discussed below. This component of the true-up is intended to ensure that neither the customers nor CenterPoint Energy is disadvantaged economically as a result of the two-year transition period by providing this pricing structure.

     On October 24, 2001, CenterPoint Energy Transition Bond Company, LLC (Bond Company), a Delaware limited liability company and wholly owned subsidiary of the Company, issued $749 million aggregate principal amount of its Series 2001-1 Transition Bonds (Transition Bonds) pursuant to a financing order of the Texas Utility Commission. Classes of the bonds have final maturity dates of September 15, 2007, September 15, 2009, September 15, 2011 and September 15, 2015, and bear interest at rates of 3.84%, 4.76%, 5.16% and 5.63%, respectively. Scheduled payments on the bonds are from 2002 through 2013. Net proceeds to the Bond Company from the issuance were $738 million. The Bond Company paid the Company $738 million for the transition property. Proceeds were used for general corporate purposes, including the repayment of indebtedness.

     The Transition Bonds are secured primarily by the "transition property," which includes the irrevocable right to recover, through non-bypassable transition charges payable by certain retail electric customers, the qualified costs of the Company authorized by the financing order. The holders of the Bond Company's bonds have no recourse to any assets or revenues of the Company, and the creditors of the Company have no recourse to any assets or revenues (including, without limitation, the transition charges) of the Bond Company. The Company has no payment obligations with respect to the Transition Bonds except to remit collections of transition charges as set forth in a servicing agreement between the Company and the Bond Company and in an intercreditor agreement among the Company, the Bond Company and other parties.

     The non-bypassable transition charges are required by the financing order to be trued-up annually, effective November 1, for the term of the transition charge. The Company filed an annual true-up with the Texas Utility Commission on August 2, 2002 for transition charges that became effective November 1, 2002.

     Costs associated with nuclear decommissioning will continue to be subject to cost-of-service rate regulation and are included in a charge to transmission and distribution customers. For further discussion of the effect of the business separation plan on funding of the nuclear decommissioning trust fund, see Note 4(b).

     True-Up Proceeding. The Texas electric restructuring law and current Texas Utility Commission implementation guidance provide for a true-up proceeding to be initiated in or after January 2004. The purpose of the true-up proceeding is to quantify and reconcile the amount of stranded costs, the capacity auction true-up, unreconciled fuel costs (see Note 3(e)), and other regulatory assets associated with the Company's former electric generating operations that were not previously securitized through the Transition Bonds. The 2004 true-up proceeding will result in either additional charges being assessed on or credits being issued to certain retail electric customers. CenterPoint Energy appealed the Texas Utility Commission's true-up rule on the basis that there are no negative stranded costs, that CenterPoint Energy should be allowed to collect interest on stranded costs, and that the premium on the partial stock valuation applies to only the equity of Texas Genco, not equity plus debt. The Texas court of appeals issued a decision on February 6, 2003 upholding the rule in part and reversing in part. The court ruled that there are no negative stranded costs and that the premium on the partial stock valuation applies only to equity. The court upheld the Texas Utility Commission's rule that interest on stranded costs begins upon the date of the final true-up order. On February 21, 2003, CenterPoint Energy filed a motion for rehearing on the issue that interest on amounts determined in the true-up proceeding should accrue from an earlier date. CenterPoint Energy has not accrued interest in its consolidated financial statements, but estimates that interest could be material. If the court of appeals denies CenterPoint Energy's motion, then CenterPoint Energy will have 45 days to appeal to the Texas Supreme Court. CenterPoint Energy has not decided what action, if any, it will take if the motion for rehearing is denied.

     Accounting. Historically, CenterPoint Energy has applied the accounting policies established in SFAS No. 71. Effective June 30, 1999, CenterPoint Energy applied SFAS No. 101 to Texas Genco.

     In 1999, CenterPoint Energy evaluated the effects that the Texas electric restructuring law would have on the recovery of its generation related regulatory assets and liabilities. CenterPoint Energy determined that a pre-tax accounting loss of $282 million existed because it believes only the economic value of its generation related regulatory assets (as defined by the Texas electric restructuring law) will be recoverable. Therefore, the Company recorded a $183 million after-tax extraordinary loss in the fourth quarter of 1999. Pursuant to EITF Issue No. 97-4 "Deregulation of the Pricing of
Electricity -- Issues Related to the Application of FASB Statements No. 71 and No. 101" (EITF No. 97-4), the remaining recoverable regulatory assets are now associated with the Company. For details regarding the Company's regulatory assets, see Note 3(e).

     At June 30, 1999, CenterPoint Energy performed an impairment test of its previously regulated electric generation assets pursuant to SFAS No. 121 on a plant specific basis. Under SFAS No. 121, an asset is considered impaired, and should be written down to fair value, if the future undiscounted net cash flows expected to be generated by the use of the asset are insufficient to recover the carrying amount of the asset. For assets that are impaired pursuant to SFAS No. 121, CenterPoint Energy determined the fair value for each generating plant by estimating the net present value of future cash flows over the estimated life of each plant. CenterPoint Energy determined that $797 million of electric generation assets was impaired in 1999. The Texas electric restructuring law provides for recovery of this impairment through regulated cash flows during the transition period and through charges to transmission and distribution customers. As such, a regulatory asset for an amount equal to Texas Genco's impairment loss and was included on the Company's Consolidated Balance Sheets as a regulatory asset. The Company recorded amortization expense related to the recoverable impaired plant costs and other assets created from discontinuing SFAS No. 71 of $221 million during the six months ended December 31, 1999, $329 million in 2000 and $247 million in 2001.

     The impairment analysis requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the plants. The resulting impairment loss is highly dependent on these underlying assumptions. In addition, after January 10, 2004, the Company must finalize and reconcile stranded costs (as defined by the Texas electric restructuring law) in a filing with the Texas Utility Commission. Any positive difference between the regulatory net book value and the fair market value of the generation assets (as defined by the Texas electric restructuring law) will be collected through future charges. Any overmitigation of stranded costs may be refunded by a reduction in future charges. This final reconciliation allows alternative methods of third party valuation of the fair market value of these assets, including outright sale, stock valuations and asset exchanges.

     In order to reduce potential exposure to stranded costs related to generation assets, the Company recognized Redirected Depreciation of $195 million and $99 million 1998 and for the six months ended June 30, 1999, respectively, for regulatory and financial reporting purposes. This redirection was in accordance with the Company's Transition Plan. Subsequent to June 30, 1999, Redirected Depreciation expense could no longer be recorded by CenterPoint Energy's electric generation business for financial reporting purposes as these operations are no longer accounted for under SFAS No. 71. During the six months ended December 31, 1999 and during 2000 and 2001, $99 million, $218 million and $230 million in depreciation expense, respectively, was redirected from transmission and distribution for regulatory and financial reporting purposes and was established as an embedded regulatory asset included in transmission and distribution related plant and equipment balances. As of December 31, 2001, the cumulative amount of Redirected Depreciation for regulatory purposes was $841 million, prior to the effects of the October 3, 2001 order discussed below.

     Additionally, as allowed by the Texas Utility Commission, in an effort to further reduce potential exposure to stranded costs related to generation assets, the Company recorded Accelerated Depreciation of $194 million and $104 million in 1998 and for the six months ended June 30, 1999, respectively, for regulatory and financial reporting purposes. Accelerated Depreciation expense was recorded in accordance with the Company's Transition Plan during this period. Subsequent to June 30, 1999, Accelerated Depreciation expense could no longer be recorded by CenterPoint Energy's electric generation business for financial reporting purposes, as these operations are no longer accounted for under SFAS No. 71. During the six months ended December 31, 1999 and during 2000 and 2001, $179 million, $385 million and $264 million, respectively, of Accelerated Depreciation was recorded for regulatory reporting purposes, reducing the regulatory book value of the Company's stranded costs recovery.

     The Texas Utility Commission issued a final order on October 3, 2001 (October 3, 2001 Order) that established the transmission and distribution utility rates that became effective in January 2002. In this Order, the Texas Utility Commission found that the Company had overmitigated its stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under the Transition Plan and Texas electric restructuring law. As a result of the October 3, 2001 Order, the Company was required to reverse the $841 million embedded regulatory asset related to Redirected Depreciation, thereby reducing the net book value of transmission and distribution assets. The Company was required to record a regulatory liability of $1.1 billion related to Accelerated Depreciation. The October 3, 2001 Order requires this amount to be refunded through excess mitigation credits to certain retail electric customers during a seven-year period which began in January 2002.

     As of December 31, 2002, in contemplation of the 2004 true-up proceeding, the Company has recorded a regulatory asset of $2.0 billion representing the estimated future recovery of previously incurred stranded costs, which includes $1.1 billion of previously recorded Accelerated Depreciation plus Redirected Depreciation, both reversed in 2001. Offsetting this regulatory asset is a $969 million regulatory liability to refund the excess mitigation to ratepayers. This estimated recovery is based upon current projections of the market value of CenterPoint Energy's Texas generation assets to be covered by the 2004 true-up proceeding calculations. The regulatory liability reflects a current refund obligation arising from prior mitigation of stranded costs deemed excessive by the Texas Utility Commission. The Company began refunding excess mitigation credits with January 2002 bills. These credits are to be refunded over a seven-year period. Because accounting principles generally accepted in the United States of America require the Company to estimate fair market values in advance of the final reconciliation, the financial impacts of the Texas electric restructuring law with respect to the final determination of stranded costs in the 2004 true-up proceeding are subject to material changes. Factors affecting such changes may include estimation risk, uncertainty of future energy and commodity prices and the economic lives of the plants. If events were to occur that made the recovery of some of the remaining generation related regulatory assets no longer probable, the Company would write off the unrecoverable balance of such assets as a charge against earnings.

  (b) AGREEMENTS RELATED TO TEXAS GENERATING ASSETS

     Texas Genco is the beneficiary of the decommissioning trust that has been established to provide funding for decontamination and decommissioning of the South Texas Project in which Texas Genco owns a 30.8% interest. The Company collects through rates or other authorized charges to its electric utility customers amounts designated for funding the decommissioning trust, and pays the amounts to Texas Genco. Texas Genco in turn deposits these amounts into the decommissioning trust. Upon decommissioning of the facility, in the event funds from the trust are inadequate, the Company or its successor will be required to collect through rates or other authorized charges to customers as contemplated by the Texas Utilities Code all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to the ratepayers of the Company or its successor.

  (c) CENTERPOINT HOUSTON REGULATORY FILINGS

     Texas Genco and the Company filed their joint application to reconcile fuel revenues and expenses with the Texas Utility Commission on July 1, 2002. This final fuel reconciliation filing covers reconcilable fuel revenue, fuel expense and interest of approximately $8.5 billion incurred from August 1, 1997 through January 30, 2002. Also included in this amount is an under-recovery of $94 million, which was the balance at July 31, 1997 as approved in the Company's last fuel reconciliation. On January 28, 2003, a settlement agreement was reached under which it was agreed that certain items totaling $24 million were written off during the fourth quarter of 2002 and items totaling $203 million will be carried forward for resolution by the Texas Utility Commission in late 2003 or early 2004.

(8) EMPLOYEE BENEFIT PLANS

  (a) PENSION PLANS

     Substantially all of the Company's employees participate in CenterPoint Energy's qualified non-contributory pension plan. Under the cash balance formula, participants accumulate a retirement benefit based upon 4% of eligible earnings and accrued interest. Prior to 1999, the pension plan accrued benefits based on years of service, final average pay and covered compensation. As a result, certain employees participating in the plan as of December 31, 1998 are eligible to receive the greater of the accrued benefit calculated under the prior plan through 2008 or the cash balance formula.

     CenterPoint Energy's funding policy is to review amounts annually in accordance with applicable regulations in order to achieve adequate funding of projected benefit obligations. Pension expense is allocated to the Company based on covered employees. This calculation is intended to allocate pension costs in the same manner as a separate employer plan. Assets of the plan are not segregated or restricted by CenterPoint Energy's participating subsidiaries. Pension benefit was $10 million and $6 million for the years ended December 31, 2000 and 2001, respectively. The Company recognized pension expense of $7 million for the year ended December 31, 2002.

     In addition to the Plan, the Company participates in CenterPoint Energy's non-qualified pension plan, which allows participants to retain the benefits to which they would have been entitled under the qualified pension plan except for federally mandated limits on these benefits or on the level of salary on which these benefits may be calculated. The expense associated with the non-qualified pension plan was $3 million in 2000 and less than $1 million in 2001 and 2002.

     As of December 31, 2001, CenterPoint Energy allocated $83 million of pension assets, $7 million of non-qualified pension liabilities and $2 million of minimum pension liabilities to the Company. As of December 31, 2002, CenterPoint Energy has not allocated such pension assets or liabilities to the Company. This change in method of allocation had no impact on pension expense recorded for the year ended December 31, 2002.

(10) COMMITMENTS AND CONTINGENCIES

 (a) LEASE COMMITMENTS

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2002, which primarily consist of rental agreements for building space, data processing equipment and vehicles, including major work equipment (in millions).

2003........................................................   $ 5
2004........................................................     5
2005........................................................     5
2006........................................................     6
2007........................................................     6
                                                               ---
  Total                                                        $27
                                                               ===

     Total lease expense for all operating leases was $3 million during 2000 and $5 million during 2001 and 2002, respectively.

 (b) LEGAL MATTERS

     The Company's predecessor, Reliant Energy, and certain of its former subsidiaries are named as defendants in several lawsuits described below. Under a master separation agreement between Reliant Energy and Reliant Resources, CenterPoint Energy and its subsidiaries, including the Company, are entitled to be indemnified by Reliant Resources for any losses arising out of the lawsuits described under "California Class Actions and Attorney General Cases," "Long-Term Contract Class Action," "Washington and Oregon Class Actions," "Bustamante Price Reporting Class Action" and "Trading and Marketing Activities," including attorneys' fees and other costs. Pursuant to the indemnification obligation, Reliant Resources is defending CenterPoint Energy and its subsidiaries, including the Company, to the extent named in these lawsuits. The ultimate outcome of these matters cannot be predicted at this time.

     California Class Actions and Attorney General Cases. Reliant Energy, Reliant Resources, Reliant Energy Services, Inc. (Reliant Energy Services), Reliant Energy Power Generation, Inc. (REPG) and several other subsidiaries of Reliant Resources, as well as two former officers and one present officer of some of these companies, have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets. While the plaintiffs allege various violations by the defendants of antitrust laws and state laws against unfair and unlawful business practices, each of the lawsuits is grounded on the central allegation that the defendants conspired to drive up the wholesale price of electricity. In addition to injunctive relief, the plaintiffs in these lawsuits seek treble the amount of damages alleged, restitution of alleged overpayments, disgorgement of alleged unlawful profits for sales of electricity, costs of suit and attorneys' fees. All of these suits originally were filed in state courts in San Diego, San Francisco and Los Angeles Counties. The suits in San Diego and Los Angeles Counties were consolidated and removed to the federal district court in San Diego, but on December 13, 2002, that court remanded the suits to the state courts. Prior to the remand, Reliant Energy was voluntarily dismissed from two of the suits. Several parties, including the Reliant defendants, have appealed the judge's remand decision. The United States court of appeals has entered a briefing schedule that could result in oral arguments by summer of 2003. Proceedings before the state court are expected to resume during the first quarter of 2003.

     In March and April 2002, the California Attorney General filed three complaints, two in state court in San Francisco and one in the federal district court in San Francisco, against Reliant Energy, Reliant

Resources, Reliant Energy Services and other subsidiaries of Reliant Resources alleging, among other matters, violations by the defendants of state laws against unfair and unlawful business practices arising out of transactions in the markets for ancillary services run by the California independent systems operator, charging unjust and unreasonable prices for electricity, in violation of antitrust laws in connection with the acquisition in 1998 of electric generating facilities located in California. The complaints variously seek restitution and disgorgement of alleged unlawful profits for sales of electricity, civil penalties and fines, injunctive relief against unfair competition, and undefined equitable relief. Reliant Resources has removed the two state court cases to the federal district court in San Francisco where all three cases are now pending.

     Following the filing of the Attorney General cases, seven additional class action cases were filed in state courts in Northern California. Each of these purports to represent the same class of California ratepayers, assert the same claims as asserted in the other California class action cases, and in some instances repeat as well the allegations in the Attorney General cases. All of these cases have been removed to federal district court in San Diego. Reliant Resources has not filed an answer in any of these cases. The plaintiffs have agreed to a stipulated order that would require the filing of a consolidated complaint by early March 2003 and the filing of the defendants' initial response to the complaint within 60 days after the consolidated complaint is filed. In all of these cases before the federal and state courts in California, the Reliant defendants have filed or intend to file motions to dismiss on grounds that the claims are barred by federal preemption and the filed rate doctrine.

     Long-Term Contract Class Action. In October 2002, a class action was filed in state court in Los Angeles against Reliant Energy and several subsidiaries of Reliant Resources. The complaint in this case repeats the allegations asserted in the California class actions as well as the Attorney General cases and also alleges misconduct related to long-term contracts purportedly entered into by the California Department of Water Resources. None of the Reliant entities, however, has a long-term contract with the Department of Water Resources. This case has been removed to federal district court in San Diego.

     Washington and Oregon Class Actions. In December 2002, a lawsuit was filed in Circuit Court of the State of Oregon for the County of Multnomah on behalf of a class of all Oregon purchasers of electricity and natural gas. Reliant Energy, Reliant Resources and several Reliant Resources subsidiaries are named as defendants, along with many other electricity generators and marketers. Like the other lawsuits filed in California, the plaintiffs claim the defendants manipulated wholesale power prices in violation of state and federal law. The plaintiffs seek injunctive relief and payment of damages based on alleged overcharges for electricity. Also in December 2002, a nearly identical lawsuit on behalf of consumers in the State of Washington was filed in federal district court in Seattle. Reliant Resources has removed the Oregon suit to federal district court in Portland. It is anticipated that before answering the lawsuits, the defendants will file motions to dismiss on the grounds that the claims are barred by federal preemption and by the filed rate doctrine.

     Bustamante Price Reporting Class Action. In November 2002, California Lieutenant Governor Cruz Bustamante filed a lawsuit in state court in Los Angeles on behalf of a class of purchasers of gas and power alleging violations of state antitrust laws and state laws against unfair and unlawful business practices based on an alleged conspiracy to report and publish false and fraudulent natural gas prices with an intent to affect the market prices of natural gas and electricity in California. Reliant Energy, Reliant Resources and several Reliant Resources subsidiaries are named as defendants, along with other market participants and publishers of some of the price indices. The complaint seeks injunctive relief, compensatory and punitive damages, restitution of alleged overpayment, disgorgement of all profits and funds acquired by the alleged unlawful conduct, costs of suit and attorneys' fees. The parties have stipulated to a schedule that would require the defendants to respond to the complaint by March 31, 2003. The Reliant defendants intend to deny both their alleged violation of any laws and their alleged participation in any conspiracy.

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     Trading and Marketing Activities.  Reliant Energy has been named as a party in several lawsuits and regulatory proceedings relating to the trading and marketing activities of its former subsidiary, Reliant Resources.

     In June 2002, the SEC advised Reliant Resources and Reliant Energy that it had issued a formal order in connection with its investigation of Reliant Resources' financial reporting, internal controls and related matters. The Company understands that the investigation is focused on Reliant Resources' same-day commodity trading transactions involving purchases and sales with the same counterparty for the same volume at substantially the same price and certain structured transactions. These matters were previously the subject of an informal inquiry by the SEC. Reliant Resources and CenterPoint Energy are cooperating with the SEC staff.

     In connection with the Texas Utility Commission's industry-wide investigation into potential manipulation of the ERCOT market on and after July 31, 2001, Reliant Energy and Reliant Resources have provided information to the Texas Utility Commission concerning their scheduling and trading activities.

     Fifteen class action lawsuits filed in May, June and July 2002 on behalf of purchasers of securities of Reliant Resources and/or Reliant Energy have been consolidated in federal district court in Houston. Reliant Resources and certain of its executive officers are named as defendants. Reliant Energy is also named as a defendant in seven of the lawsuits. Two of the lawsuits also name as defendants the underwriters of the May 2001 initial public offering of approximately 20% of the common stock of Reliant Resources (Reliant Resources Offering). One lawsuit names Reliant Resources' and Reliant Energy's independent auditors as a defendant. The consolidated amended complaint seeks monetary relief purportedly on behalf of three classes: (1) purchasers of Reliant Energy common stock from February 3, 2000 to May 13, 2002; (2) purchasers of Reliant Resources common stock on the open market from May 1, 2001 to May 13, 2002; and
(3) purchasers of Reliant Resources common stock in the Reliant Resources Offering or purchasers of shares that are traceable to the Reliant Resources Offering. The plaintiffs allege, among other things, that the defendants misrepresented their revenues and trading volumes by engaging in round-trip trades and improperly accounted for certain structured transactions as cash-flow hedges, which resulted in earnings from these transactions being accounted for as future earnings rather than being accounted for as earnings in fiscal year 2001.

     In February 2003, a lawsuit was filed by three individuals in federal district court in Chicago against CenterPoint Energy and certain former and current officers of Reliant Resources for alleged violations of federal securities laws. The plaintiffs in this lawsuit allege that the defendants violated federal securities laws by issuing false and misleading statements to the public, and that the defendants made false and misleading statements as part of an alleged scheme to inflate artificially trading volumes and revenues. In addition, the plaintiffs assert claims of fraudulent and negligent misrepresentation and violations of Illinois consumer law. The defendants expect to file a motion to transfer this lawsuit to the federal district court in Houston and to consolidate this lawsuit with the consolidated lawsuits described above.

     The Company believes that none of these lawsuits has merit because, among other reasons, the alleged misstatements and omissions were not material and did not result in any damages to any of the plaintiffs.

     In May 2002, three class action lawsuits were filed in federal district court in Houston on behalf of participants in various employee benefits plans sponsored by Reliant Energy. Reliant Energy and its directors are named as defendants in all of the lawsuits. Two of the lawsuits have been dismissed without prejudice. The remaining lawsuit alleges that the defendants breached their fiduciary duties to various employee benefits plans, directly or indirectly sponsored by Reliant Energy, in violation of the Employee Retirement Income Security Act. The plaintiffs allege that the defendants permitted the plans to purchase or hold securities issued by Reliant Energy when it was imprudent to do so, including after the prices for such securities became artificially inflated because of alleged securities fraud engaged in by the defendants. The complaints seek

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monetary damages for losses suffered by a putative class of plan participants whose accounts held Reliant Energy or Reliant Resources securities, as well as equitable relief in the form of restitution.

     In October 2002, a derivative action was filed in the federal district court in Houston, against the directors and officers of CenterPoint Energy. The complaint sets forth claims for breach of fiduciary duty, waste of corporate assets, abuse of control and gross mismanagement. Specifically, the shareholder plaintiff alleges that the defendants caused CenterPoint Energy to overstate its revenues through so-called "round trip" transactions. The plaintiff also alleges breach of fiduciary duty in connection with the spin-off and the Reliant Resources Offering. The complaint seeks monetary damages on behalf of CenterPoint Energy as well as equitable relief in the form of a constructive trust on the compensation paid to the defendants. The defendants have filed a motion to dismiss this case on the ground that the plaintiff did not make an adequate demand on CenterPoint Energy before filing suit.

     A Special Litigation Committee appointed by CenterPoint Energy's Board of Directors is investigating similar allegations made in a June 28, 2002 demand letter sent on behalf of a CenterPoint Energy shareholder. The letter states that the shareholder and other shareholders are considering filing a derivative suit on behalf of CenterPoint Energy and demands that CenterPoint Energy take several actions in response to alleged round-trip trades occurring in 1999, 2000, and 2001. The Special Litigation Committee is reviewing the demands made by the shareholder to determine if these proposed actions are in the best interests of CenterPoint Energy.

     Reliant Energy Municipal Franchise Fee Lawsuits. In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class of all similarly situated cities in Reliant Energy's electric service area, against Reliant Energy and Houston Industries Finance, Inc. (formerly a wholly owned subsidiary of Reliant Energy) alleging underpayment of municipal franchise fees. The plaintiffs claim that they are entitled to 4% of all receipts of any kind for business conducted within these cities over the previous four decades. A jury trial of the original claimant cities (but not the class of cities) in the 269th Judicial District Court for Harris County, Texas, ended in April 2000 (the Three Cities case). Although the jury found for Reliant Energy on many issues, it found in favor of the original claimant cities on three issues, and assessed a total of $4 million in actual and $30 million in punitive damages. However, the jury also found in favor of Reliant Energy on the affirmative defense of laches, a defense similar to a statute of limitations defense, due to the original claimant cities having unreasonably delayed bringing their claims during the 43 years since the alleged wrongs began. The trial court in the Three Cities case granted most of Reliant Energy's motions to disregard the jury's findings. The trial court's rulings reduced the judgment to $1.7 million, including interest, plus an award of $13.7 million in legal fees. In addition, the trial court granted Reliant Energy's motion to decertify the class. Following this ruling, 45 cities filed individual suits against Reliant Energy in the District Court of Harris County.

     On February 27, 2003, the state court of appeals in Houston rendered an opinion reversing the judgment against CenterPoint Energy and rendering judgment that the Three Cities take nothing by their claims. The court of appeals found that the jury's finding of laches barred all of the Three Cities' claims and that the Three Cities were not entitled to recovery of any attorneys' fees. The judgment of the court of appeals is subject to motions for rehearing and an appeal to the Texas Supreme Court.

     The extent to which issues in the Three Cities case may affect the claims of the other cities served by Reliant Energy cannot be assessed until judgments are final and no longer subject to appeal. However, the court of appeals' ruling appears to be consistent with Texas Supreme Court opinions. The Company estimates the range of possible outcomes for recovery by the plaintiffs in the Three Cities case to be between $0 and $18 million inclusive of interest and attorneys' fees.

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
  Other Matters

     The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.


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